21001573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 22 2021
Washington DC
416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-18119 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ziv Investment Company, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 2095
(No. and Street)

| Chicago | Illinois | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Lambert - (312) 427-7210
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska
(Name – *if individual, state last, first, middle name*)

| 141 West Jackson Blvd # 235( | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

R&J

**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ziv Investment Company

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ziv Investment Company (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Ziv Investment Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ziv Investment Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Ziv Investment Company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
March 15, 2021

**ZIV INVESTMENT COMPANY**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash Equivalents | $1,955,335 |
| Receivables from Broker/Dealer and Clearing Organizations | $882,640 |
| Receivable from Customers | $6,526 |
| Securities Owned, at Fair Value | $5,339,553 |
| Secured Demand Note | $275,000 |
| Other Assets | $237,709 |
| **TOTAL ASSETS** | $8,696,763 |
| **LIABILITES AND SHAREHOLDER'S EQUITY** | |
| **LIABILITIES** | |
| Bank Loan Payable | $350,000 |
| SBA Loan | $104,700 |
| Payable to customers | $4,778,921 |
| Payable to noncustomers | $677 |
| Subordinated debt | $275,000 |
| Accounts Payable | $253,655 |
| **Total Liabilites** | $5,762,953 |
| **SHAREHOLDER'S EQUITY** | |
| Common Stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares | $350 |
| Additional paid-in capital | $609,650 |
| Retained earnings | $2,323,810 |
| **Total Shareholder's Equity** | $2,933,810 |
| **TOTAL LIABILITES AND SHAREHOLDER'S EQUITY** | $8,696,763 |

Note: The accompanying notes are an integral part of these financial statements.

## OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, Inc of December 31, 20 20, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KURT G KELLISON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/30/23

Notary Public

Signature

Peter G. Ziv, President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIV INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2020

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Board Options Exchange, Inc. The Company's primary activity is the equity and options brokerage.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customer securities transactions are reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. At December 31, 2020 the Company had cash deposits that exceeded federally insured limits by $1,705,335.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment and Software - Depreciation is provided for using the straight-line method over the estimated useful lives of the assts. At December 31, 2020 all fixed assets have been fully depreciated and the depreciation expense for the year-ended December 31, 2020 was $0.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued, noting no material events requiring disclose in the Company's financial statements.

## NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of fair value hierarchy.

Exchange Traded Equity Securities. Exchange Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2020, the Company held no Level 2 or Level 3 investments.

| **Description** | **Securities Owned** | **Securities Sold not yet Purchased** |
|---|---:|---:|
| U. S. Treasuries | $3,000,000 | $0 |
| Equity Securities | $2,339,553 | $0 |
| **Totals** | **$5,339,553** | **$0** |

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. All other items in the above table are considered Level 1 assets and have been recorded at their fair market value.

## NOTE 3 - PAYABLE TO CUSTOMERS

Payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivable from customers. The payable to noncustomers balance is comprised of account balances payable to the Company's sole shareholder.

## NOTE 4 – INCOME TAXES

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- l), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2020, the Company had net capital and a net capital requirement of $2,915,547 and $250,000, respectively.

## NOTE 6 - LEASE COMM1TMENT

The Company conducts is operations in two leased facilities both under non-cancellable leases in Chicago, Illinois and Wilmington, Delaware that expire on April 30th of 2023 and March 31st of 2022 respectively. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 3.0% discount rate. The following table presents the classification and the balances of the Company's ROU asset and lease liability in the Statement of Financial Condition as of December 31, 2020:

| | Classification | Balance |
|---|---|---|
| Operating Lease Assets – Net | Other Assets | $192,181 |
| Operating Lease Liabilities | Accounts Payable | $192,181 |

The Company's future annual rental commitments for the office facilities as of December 31, 2020 are as follows:

| **Year-Ending December 31:** | **Amount** |
|---|---|
| 2021 | $108,933 |
| 2022 | $70,152 |
| 2023 | $19,040 |
| **Total** | **$198,125** |

## NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $1,861,223 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $3,000,000 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

## NOTE 8 - LINE OF CREDIT

The Company has a line of credit with a bank which it utilizes from time to time for liquidity purposes. The line of credit bears interest at 4.25% at December 31, 2020 and is collateralized by securities owned by the Company. The outstanding balance at December 31, 2020 was $350,000.

## NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May 2012, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three-year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates the agreement without cause during the initial term.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The maximum potential amount of future payments that the Company could be required to make under these provisions cannot be estimated. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. However, the Company believes that it is unlikely it will have to make material payments under these provisions and has not recorded a contingent liability in the financial statements.

## NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments consist primarily of exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the un-realized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign currency exchange rates.

In addition, the Company may sell securities that it does not currently own (short sales) and would therefore be obligated to purchase such securities at a future date.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 09) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 11 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through March 15, 2021, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.

## NOTE 12 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. The Company's management believes the impact of the amendment to Topic 606 has no material impact on its financial statement.

## NOTE 13 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from Broker-Dealers and Clearing Organizations consists of commissions receivable of $22,555 and cash deposits of $860,085.

## NOTE 14 – FINANCIAL INSTRUMENTS – CREDIT LOSSES

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Loses (Topic 326): Measurement of Credit Loses on Financial Instruments (ASU 2013-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The standard is effective for the Company for the fiscal year beginning January 1, 2020. The adoption of the standard did not have a material impact on the Company's financial statement.

## NOTE 15 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2020 are listed below. The subordinated lender is a relative of a shareholder of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreements

| Description & Maturity | Amount |
|---|---|
| 1%, Due June 30, 2021 | $275,000 |
| Total | $275,000 |

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 16 – SBA LOAN

At December 31, 2020, the Company has a bank loan through the US Small Business Administration. The Loan of $104,700 is due on April 16, 2022, with an interest rate of 1.0%. The loan has not been forgiven as of December 31, 2020 and was used for allowable expenses pursuant to the Paycheck Protection guidelines.

# Ziv Investment Company
# Annual Report of
# Compliance and Internal Control over Compliance
# Pursuant to SEC Rule 17a-5(d)(3)

## Ziv Investment Company's Compliance Report

Ziv Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2020, with one exception noted. The Company failed to account for all securities not in the Company's physical possession, due to work from home issues, but otherwise subject to its control or direction for the first quarter of 2020.

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020.

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020.

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

______________________

Ziv Investment Company

I, Peter Ziv, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

DocuSigned by:
peter ziv
C12DA3C840704FF...

Title: President

March 15, 2021